October 31, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549

Re:	Bowlin Travel Centers, Inc. Form 10-K for the Fiscal Year Ended January 31, 2006 Filed April 28, 2006 Form 10-Q for the Fiscal Quarter Ended April 30, 2006 Filed June 12, 2006 File No. 0-31701

Ladies and Gentlemen:

On behalf of Bowlin Travel Centers, Inc. (the “Company”), this is a response letter, which was prepared in response to the Staff’s comments set forth in a letter, dated August 31, 2006, from H. Christopher Owings, Assistant Director addressed to the Company (“Comment Letter”). Concurrently with this response letter, the Company has filed an amended Form 10-K for the fiscal year ended January 31, 2006 (the “Amended 10-K”) and an amended Form 10-Q for the quarter ended April 30, 2006 (the “Amended April 10-Q”). Subsequent to receipt of the Comment Letter but prior to filing the Amended 10-K and Amended April 10-Q, the Company filed a 10-Q for the quarter ended July 31, 2006 (the “July 31 Q”). We have noted below here we have also responded to your comments in the July 31 Q and have amended the quarter ended July 31, 2006 for responses to 11 and 13 (the “Amended July 10-Q”).

Where applicable, responses to such comments are set forth below and are keyed to the respective comment in your Comment Letter.

Form 10-K for the Fiscal Year Ended January 31, 2006

Cover Page

1.	You indicate your common stock is traded on the OTCBB. It therefore appears your securities are registered under Exchange Act section 12(g), not 12(b). Please advise or revise.

We have revised the Amended 10-K in accordance with your comment.

United States Securities and Exchange Commission
October 31, 2006

Item 1. Business, page 3

Business Strategy/Growth Strategy, page 5

2.	Please revise these discussions to make clear that your offering of branded food is at less than half of your outlets. Under business operations, please indicate what food is offered at the others.

We have revised the Amended 10-K in accordance with your comment and added the following to “business strategy”:

“The Company operates five full-service restaurants, which is less than half of the Company’s twelve travel centers, under the Dairy Queen/Brazier or Dairy Queen trade names. All of the Company’s twelve travel centers sell convenience store food such as chips, nuts, cookies and prepackaged sandwiches along with a variety of bottled and canned drinks.”

Recent Developments, page 3

3.	Briefly describe the properties you sold and indicate which one was sold to a related party.

We have revised the Amended 10-K in accordance with your comment.

On September 1, 2005, the Company sold vacant land located in Alamogordo, New Mexico to Lost River Estates, LLC for $20,000 cash and a note receivable of $100,000.

On September 1, 2005, the Company sold vacant land located in Deming, New Mexico to Lazy L, LLC for $10,000 cash and a note receivable of $75,000.

On October 21, 2005, the Company sold vacant land located in Benson, Arizona to Devin Fenn dba D. Fenn Enterprises for $10,000 cash and a note receivable of $80,000.

No land was sold to a related party.

Item 1A. Risk Factors, page 10

4.
Some of your risk factor captions do not describe the risk, but rather state facts which give rise to the risks. See, for example, risk factors 2, 6, 8 and 10. Please generally review your risk factor captions to ensure they express your risks in a clear and concise manner.

United States Securities and Exchange Commission
October 31, 2006

5.	Please eliminate language from your risk factors that mitigates the risk. See, for example:

•	the first sentence in risk factor 2;
•	the first clause in the second sentence of risk factor 4;
•	the first clause in the third sentence of paragraph 4, risk factor 6; and
•	the first clause in the second sentence of paragraph 5, risk factor 6.

We have revised the Amended 10-K in accordance with your comment.

Item 2. Properties, page 13

6.	Please include a table indicating the locations and sizes of your properties, both owned and leased.

We have revised the Amended 10-K in accordance with your comment.

“The following table lists the locations of the Company’s facilities as of the date of this report, the size of such facilities and whether they are leased or owned.

Retail Location	Size of Property	Own/ Lease

Akela Flats Trading Post	6,100 sq. ft.	Own
20 miles east of Deming NM on I-10

Alamogordo Running Indian Trading Post	3,800 sq. ft.	Own
4 miles north of Alamogordo NM on US70

Bluewater DQ Travel Center	6,500 sq. ft.	Own
10 miles west of Grants NM on I-40

Butterfield Station DQ Travel Center	10,400 sq. ft.	Own
20 miles west of Deming NM on I-10

Continental Divide Trading Post	8,000 sq. ft.	Lease
20 miles east of Lordsburg NM on I-10

Flying C Ranch DQ Travel Center	10,400 sq. ft.	Own
40 miles west of Santa Rosa NM on I-10

United States Securities and Exchange Commission
October 31, 2006

Retail Location	Size of Property	Own/ Lease

Old West Trading Post	8,200 sq. ft.	Lease
15 miles west of Las Cruces NM on I-10

Picacho Peak DQ Travel Center	6,300 sq. ft.	Lease
45 miles west of Tucson AZ on I-10

Picacho Peak Plaza	10,800 sq. ft.	Lease
45 miles west of Tucson AZ on I-10

Rio Puerco Outpost	5,000 sq. ft.	Own
17 miles west of Albuquerque NM on I-40

Edgewood Travel Center	2,800 sq. ft.	Own
I-40 at Edgewood NM Interchange

The Thing DQ Travel Center	9,400 sq. ft.	Lease
17 miles east of Benson AZ on I-10

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

General

7.
Please revise to include a tabular disclosure of contractual obligations as required by Item 303(a)(5) of Regulation S-K. Please also include a discussion of critical accounting policies and estimates. Refer to Release 33-8098, which is available on our website at www.sec.gov.

We have revised the Amended 10-K in accordance with your comment.

United States Securities and Exchange Commission
October 31, 2006

We have made the following disclosure in the Amended 10-K:

“The following table represents our future commitments under contractual obligations as of January 31, 2006:

	Total	Current maturities	2-3 years	4-5 years	More than 5 years

Long-Term Debt Obligations	$5,314,209	$515,423	$1,033,346	$609,172	$3,156,268
Operating Lease Obligations	1,968,999	171,176	288,149	256,888	1,252,786
Total	$7,283,208	$686,599	$1,321,495	$866,060	$4,409,054

As of January 31, 2006, the Company was indebted to various banks and individuals in an aggregate principal amount of approximately $5.314 million under various loans and promissory notes, compared to $5.844 million as of January 31, 2005. Land, buildings, equipment and inventories of the Company secure many of the loans and promissory notes. The loans and promissory notes mature at dates from September 2008 to February 2015 and accrue interest at rates ranging from 7.16% to 7.50% per annum.

Approximately $5.249 million of the $5.314 million outstanding as of January 31, 2006 was borrowed under the Master Loan Agreement with Bank of the West. Under this master loan agreement, the Company grants a security interest in substantially all of its assets and property as security interests against its obligations under the agreement.

Under the Master Loan Agreement, the Company must maintain minimum financial ratios, calculated quarterly from fiscal quarter reviewed statements with income and expense items annualized. For fiscal year ending January 31, 2006, the Company was in compliance with the minimum financial ratios.

The Company leases land at several of its retail operating locations. The leasing agreements for the various locations include 5 to 30 year leases with remaining lives on those leases ranging from approximately 1 to 27 years at January 31, 2006. Contingent rentals are generally based on percentages of specified gross receipts. Several leases include terms for computation of rent expense as the greater of a percent of gross receipts or a percent of land value as defined by the lease. In most cases, the Company is responsible for certain repairs and maintenance, insurance, property taxes or property tax increases, and utilities.”

United States Securities and Exchange Commission
October 31, 2006

Critical Accounting Policies and Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting policies are those that the Company believes are both most important to the portrayal of the Company’s financial condition and operating results and require managements’ most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The Company considers the following policies to be most critical in understanding the judgments that are involved in preparing its financial statements.

Revenue and Cost Recognition. Revenues from the Company’s two primary product categories, gasoline and merchandise, are recognized at the point of sale. The associated costs of the merchandise are included in cost of sales and are based on estimates throughout the year based on standard markups within defined categories.

Inventory. Inventories, which consist primarily of gasoline and merchandise for resale, are stated at the lower of cost or market value, with cost being determined using the first-in, first-out (FIFO) method. The Company receives vendor discounts on the basis of volume purchasing that vary by product and are recognized as reductions of cost of sales.

Long-lived Assets. The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell. Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by such changes in economic conditions and changes in operating performance. The accuracy of such provisions can vary materially from original estimates and the Company regularly monitors the adequacy of the provision until final disposition occurs.”

United States Securities and Exchange Commission
October 31, 2006

Liquidity and Capital Resources

8.
Please note that your discussion of cash flows should not be a narrative recitation of information readily available from the statement of cash flows. Please revise to enhance the reader’s understanding of your cash flow and working capital by expanding your discussion to fully explain the reasons for significant changes. In this regard, we note that the significant fluctuations in working capital items are not analyzed to permit a reader to understand the extent to which changes are the result of growth of the business versus changes in timing of working capital turnover (e.g., changes in inventory days outstanding, days payables outstanding, days sales outstanding, etc.). Please explain in more detail what the underlying reasons are for period-to-period fluctuations as well as the expected effects of known trends, uncertainties and events on future cash flow.

For further guidance on Management’s Discussion and Analysis of Results of Operations, please refer to Item 303(a)(1) and (2) of Regulation S-K and the Commission’s Interpretative Release No. 33-8350 on MD&A.

We have revised the Amended 10-K, Amended April 10-Q, and July 31 Q in accordance with your comment.

We have made the following disclosure in the Amended 10-K:

“At January 31, 2006, the Company had working capital of $4.394 million compared to working capital of $3.582 million at January 31, 2005 (“working capital” is the excess of total current assets over total current liabilities). At January 31, 2006, the Company had a current ratio of 3.0:1, compared to a current ratio of 2.5:1 at January 31, 2005 (“current ratio” is the ratio of current assets to current liabilities). The increase in working capital is due to an increase in cash of $572,000, an increase in inventory of $99,000, a decrease in accounts payable of $222,000, a decrease in short-term borrowing of $210,000, a decrease in the current portion of long-term debt of $67,000 partially offset by a decrease in prepaid expenses of $88,000, an increase in accrued liabilities of $68,000, an increase in accrued salaries and benefits of $133,000 and an increase in the current portion of deferred revenue of $65,000. The increase in cash is attributable to the increase in net income, which includes proceeds from the sale of assets of $384,000. The increase in inventory is primarily due to gasoline market price increases. The decrease in accounts payable is due to payments made at the time of delivery rather than usual terms for merchandise in exchange for deeper discounts as well as higher payable balances in the prior period as the Company opened the new Picacho Peak travel center. Short-term borrowing was paid off at January 31, 2006. The decrease in the current portion of long-term borrowing is normal scheduled payments. The decrease in prepaid expenses is primarily due to decreases in federal and state income taxes as a result of deferred tax assets and liabilities recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing current assets and liabilities and their respective tax bases as well as decreases in insurance, rent and sign permits. The increase in accrued liabilities is due to increases in FICA and federal withholding as well as sales tax related to stronger sales, property taxes associated with the new travel center and higher assessments and vacation payable related to high employee retention. The increase in accrued salaries and benefits is due to discretionary bonuses that were accrued through January 2006 to be paid the following fiscal year. The increase in the current portion of deferred revenue is the result of a two-year brand incentive program for four locations branded ExxonMobil in fiscal year 2004 that ends in April of 2006.

United States Securities and Exchange Commission
October 31, 2006

The Company’s travel center operations are subject to seasonal fluctuations. The first quarter of the Company’s fiscal year is typically the weakest. The second quarter is normally the Company’s strongest due to the summer being the Company’s peak season. The third quarter is not as strong due to the end of summer. The fourth quarter is generally weak but is partially offset by Holiday sales. Therefore, through out the Company’s fiscal year, revenues and earnings may experience substantial fluctuations from quarter to quarter. These fluctuations could result in periods of increased or decreased cash flow as well as increased or decreased net income.”

We have made the following disclosure in the Amended April 10-Q and similar corresponding disclosure in the July 31 Q:

“At April 30, 2006, the Company had working capital of $4.459 compared to working capital of $4.465 million as of January 31, 2006 (“working capital” is the excess of total current assets over total current liabilities). At April 30, 2006 the Company had a current ratio of 2.5:1, compared to a current ratio of 3.1:1 at January 31, 2006 (“current ratio” is the ratio of current assets to current liabilities). The decrease in working capital is due to an increase in prepaids of $130,000 and accounts payable of $961,000. The decrease in working capital is offset by an increase in cash of $300,000, an increase in accounts receivable of $234,000, an increase in inventory of $359,000, a decrease in accrued liabilities of $104,000 and a decrease in the current portion of deferred revenue of $77,000. The decrease in prepaids is due to decreases in insurance and rent. The increase in accounts payable is due to the preparation for the Company’s summer peak season that typically begins in the second quarter as well as an increase in the market price of gasoline. The increase in cash is attributable to net income and increases in credit cards clearing as well as receivables collected related to gasoline wholesale sales. The increase in account receivable is due to the three new wholesale locations. The increase in inventory is due to preparation for the Company’s summer peak season that typically occurs in the second quarter as well as an increase in the market price of gasoline. The decrease in accrued liabilities is primarily due to decreases in accrued salaries and wages, as discretionary bonuses were accrued through January 2006 to be paid the following fiscal year partially offset by an increase in property taxes that were paid in December 2005 and have been accruing since that time. The decrease in deferred revenue is a result of the end of a two-year brand incentive programs for four locations branded ExxonMobil in fiscal year 2004 as well as a decrease in outdoor advertising billboard revenue as the Company had several annual contracts that did not begin until August 1, 2006.”

9.
You indicate you are unaware of any trends or demands, commitments or uncertainties that will result or are reasonably likely to result in liquidity increasing or decreasing in any material way over the next twelve months. However, please discuss the present and future anticipated effect on your business of such matters as:

a.	recent concerns regarding the availability of gasoline;
b.	interruptions in gas supply due to storms, political issues, pipeline corrosion, etc;
c.	gas prices;
d.	threats of terrorism in the United States and abroad; and
e.	war in the Middle East and elsewhere.

We have revised the Amended 10-K, Amended April 10-Q, and July 31 Q in accordance with your comment.

United States Securities and Exchange Commission
October 31, 2006

We have made the following disclosure in the Amended 10-K:

“The Company’s business and cash flow from operations rely on revenues generated from the sale of gasoline. During the fiscal year ended January 31, 2006, retail gasoline sales accounted for approximately 46.7% of the Company’s gross sales. To the extent that the availability of gasoline was restricted for any reasons, including due to storms, political issues, pipeline disruption, war, act or threats of terrorism in the United States or abroad, the Company’s gross sales would be affected, thereby reducing the amount of net cash that would be provided by operating activities. It is impossible to foresee or predict the exact economic effect on cash flows that any such restriction would have.”

We have made the following disclosure in the Amended 10-Q and similar corresponding disclosure in the July 31 Q:

“The Company’s business and cash flow from operations rely on revenues generated from the sale of gasoline. During the quarter ended April 30, 2006, retail gasoline sales accounted for approximately 49.9% of the Company’s gross sales. To the extent that the availability of gasoline was restricted for any reasons, including due to storms, political issues, pipeline disruption, war, act or threats of terrorism in the United States or abroad, the Company’s gross sales would be affected, thereby reducing the amount of net cash that would be provided by operating activities. It is impossible to foresee or predict the exact economic effect on cash flows that any such restriction would have.”

Item 7 A. Quantitative and Qualitative Disclosures About Market Risk, page 24

10.	Please revise to include required quantitative disclosures about market risk in one of the three disclosure alternatives described in Item 305(a)(1) of Regulation S-K.

We have revised the Amended 10-K, Amended April 10-Q, and July 31 Q in accordance with your comment.

We have added the following statement to the existing disclosure regarding market risk Amended 10-K:

“Based upon the Company’s variable rate debt at January 31, 2006, a hypothetical 1% increase in interest rates would result in an annual increase in interest expense of approximately $52,000.”

We have added the following statement to the existing disclosure regarding market risk Amended April 10-Q and similar corresponding disclosure in the July 31 Q:

“Based upon the Company’s variable rate debt at April 30, 2006, a hypothetical 1% increase in interest rates would result in an annual increase in interest expense of approximately $51,000.”

United States Securities and Exchange Commission
October 31, 2006

Notes to the Financial Statements, page 33

11.
We note that you have not reported information about operating segments. We assume that you have identified only one operating segment in accordance with paragraphs 10-15 of SFAS 131 or that you have aggregated two or more operating segments in accordance with paragraph 17 of SFAS 131. Please tell us the operating segments you have identified and the operating segments that you have aggregated, if applicable. If you have aggregated two or more segments, please tell us why you meet each of the aggregation criteria in paragraph 17 of SFAS 131 and EITF 04-10. In doing so, please address the operations you identified in your MD&A discussion, specifically merchandise, restaurant, gasoline, and wholesale gasoline. In any event, please tell us and disclose in future filings the factors used to identify your reportable segments, including the basis of organization including whether operating segments have been aggregated. Please refer to paragraph 26 of SFAS 131.

We have revised the Amended 10-K, Amended April 10-Q, and Amended July 10-Q in accordance with your comment.

We have made the following disclosure in the Amended 10-K under Item 7:

“The Company’s gross retail sales include merchandise, retail gasoline sales, restaurant sales and wholesale gasoline sales. Each of the Company’s travel center locations retail a variety of unique Southwestern souvenirs and gifts. Eleven of the twelve retail operations retail gasoline. Five of the Company’s twelve locations have full-service restaurants that operate under the Dairy Queen/Brazier or Dairy Queen brand names. The merchandise, gasoline and restaurant retail sales are all a part of the Company’s ongoing retail business and have been aggregated.

The Company wholesales gasoline to two independent third party locations one of which elected early termination of their wholesale agreement in October 2005. The wholesale gasoline does not meet the definition criteria of paragraph 10(b) of FAS 131 as the Company does not review wholesale gasoline operating results for decision making about resource allocation. Therefore, wholesale gasoline sales have been aggregated with the Company’s business activities. ”

We have made the following disclosure in the Amended April 10-Q and Amended July 10-Q:

“The Company’s gross retail sales include merchandise, retail gasoline sales, restaurant sales and wholesale gasoline sales. Each of the Company’s travel center locations retail a variety of unique Southwestern souvenirs and gifts. Eleven of the twelve retail operations retail gasoline. Five of the Company’s twelve locations have full-service restaurants that operate under the Dairy Queen/Brazier or Dairy Queen brand names. The merchandise, gasoline and restaurant retail sales are all a part of the Company’s ongoing retail business and have been aggregated.

The Company wholesales gasoline to four independent third party locations. The wholesales gasoline does not meet the definition criteria of paragraph 10(b) of FAS 131 as the Company does not review wholesale gasoline operating results for decision making about resource allocation. Therefore, wholesale gasoline sales have been aggregated with the Company’s business activities.”

United States Securities and Exchange Commission
October 31, 2006

(2) Notes Receivable, page 35

12.
We note that you have deferred gains on property sales and offset the deferred gains against the notes receivable received in these transactions. Please tell us and disclose why the gains are being deferred. Please be detailed in your response.

Our detailed response to your comment is as follows:

“In August and September 2005 the Company sold three parcels of vacant land. All three transactions are accounted for in accordance with FAS 66. The minimum initial investment by the buyer required a twenty percent (20%) initial investment expressed as a percentage of the sales value (paragraph 54 of FAS 66). In each transaction the minimum initial investment was less than twenty percent (20%), therefore, the installment method is required to account for the sale of the three parcels of land (appendix B of FAS 66). The installment method apportions each cash receipts and principal payment by the buyer on debt assumed between cost recovered and profit. The apportionment is in the same ratio as total cost and total profit bear to the sales value. The financial statements and the related footnotes for the period including the date of the sale, presents the sales value, the gross profit that has not yet been recognized and the total cost of the sale. Revenue and gross profit are presented as separate items on the income statement or are disclosed in the footnotes when profit is recognized and earned.”

Item 9A. Controls and Procedures, page 44

13.
We note your statement that any “system of controls, however well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the system-are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at htlp://www.sec.gov/rules/final/33-8238.html.

We have revised the Amended 10-K, Amended 10-Q, and Amended July 10-Q in accordance with your comment.

We have made the following disclosure in the Amended 10-K:

United States Securities and Exchange Commission
October 31, 2006

“ITEM 9A. CONTROLS AND PROCEDURES

The Company’s management evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness in the control environment related to general merchandise inventory at the Company’s twelve retail locations and that the related disclosure controls and procedures are ineffective. The Company used estimates throughout the year based on standard markups within defined categories to record cost of goods sold. The Company historically counts physical inventory at each location at the end of each fiscal year. Therefore, variances between the estimates used and physical counts are accounted for at the end of the fiscal year rather than periodically.

The general merchandise inventory at the Company’s twelve retail locations was approximately $1.627 million or 45.1% of the Company’s total inventory. Inventory at the Company’s warehouse was maintained on a perpetual inventory system where purchases and issues are recorded directly into the inventory account as they occur. Therefore, the balance in the warehouse inventory account represents the ending inventory amount and there is no weakness related to the warehouse inventory. The warehouse inventory at the end of the Company’s fiscal year was approximately $1.047 million or 29.0% of the Company’s total inventory. Other key inventories including gasoline, Dairy Queen food and jewelry were taken monthly and the physical was reconciled to the book; therefore there are no weaknesses related to these inventories. Gasoline, Dairy Queen food, and jewelry inventories were approximately $823,000 or 22.8% of the Company’s total inventory.

The Company is dedicating resources to correct this issue and is in the process of implementing a plan to use an electronic point of sale merchandise tracking system that will provide the Company with the ability to conduct more periodic physical inventories as well as more accurately monitor cost of goods sold. Other than the above issue, there were no changes in the Company’s internal control over financial reporting that occurred during the fourth quarter of fiscal 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The first phase of the plan, which is in process, is to have all items in the Company’s central warehouse bar-coded.”

We have made the following disclosure in the Amended April 10-Q:

“The Company’s management evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness in the control environment related to general merchandise inventory at the Company’s twelve retail locations and that the related disclosure controls and procedures are ineffective. The Company used estimates throughout the year based on standard markups within defined categories to record cost of goods sold. The Company historically counts physical inventory at each location at the end of each fiscal year. Therefore, variances between the estimates used and physical counts are accounted for at the end of the fiscal year rather than periodically.

United States Securities and Exchange Commission
October 31, 2006

The general merchandise inventory at the Company’s twelve retail locations was approximately $1.627 million or 41.0% of the Company’s total inventory. Inventory at the Company’s warehouse was maintained on a perpetual inventory system where purchases and issues are recorded directly into the inventory account as they occur. Therefore, the balance in the warehouse inventory account represents the ending inventory amount and there is no weakness related to the warehouse inventory. The warehouse inventory balance at the end of the Company’s first quarter was approximately $1.328 million or 33.5% of the Company’s total inventory. Other key inventories including gasoline, Dairy Queen food and jewelry were taken monthly and the physical was reconciled to the book; therefore there are no weaknesses related to these inventories. Gasoline, Dairy Queen food, and jewelry inventories were approximately $902,000 or 22.8% of the Company’s total inventory.

The Company has dedicated resources to correct this issue and has implemented a plan to use an electronic point of sale merchandise tracking system that will provide the Company with the ability to conduct more periodic physical inventories as well as more accurately monitor cost of goods sold. The first phase of the plan, which is in process, is to have all items in the Company’s central warehouse bar-coded.

Other than the above issue, there were no changes in the Company’s internal control over financial reporting that occurred during the quarter covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

We have made the following disclosure in the Amended July 10-Q:

“The Company’s management evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness in the control environment related to general merchandise inventory at the Company’s twelve retail locations and that the related disclosure controls and procedures are ineffective. The Company used estimates throughout the year based on standard markups within defined categories to record cost of goods sold. The Company historically counts physical inventory at each location at the end of each fiscal year. Therefore, variances between the estimates used and physical counts are accounted for at the end of the fiscal year rather than periodically.

The general merchandise inventory at the Company’s twelve retail locations was approximately $1.448 million or 35.8% of the Company’s total inventory. Inventory at the Company’s warehouse was maintained on a perpetual inventory system where purchases and issues are recorded directly into the inventory account as they occur. Therefore, the balance in the warehouse inventory account represents the ending inventory amount and there is no weakness related to the warehouse inventory. The warehouse inventory balance at the end of the Company’s second quarter was approximately $1.357 million or 33.6% of the Company’s total inventory. Other key inventories including gasoline, Dairy Queen food and jewelry were taken monthly and the physical was reconciled to the book; therefore there are no weaknesses related to these inventories. Gasoline, Dairy Queen food, and jewelry inventories were approximately $1.128 million or 27.9% of the Company’s total inventory.

United States Securities and Exchange Commission
October 31, 2006

The Company has dedicated resources to correct this issue and has implemented a plan to use an electronic point of sale merchandise tracking system that will provide the Company with the ability to conduct more periodic physical inventories as well as more accurately monitor cost of goods sold. The first phase of the plan, which is in process, is to have all items in the Company’s central warehouse bar-coded.

Other than the above issue, there were no changes in the Company’s internal control over financial reporting that occurred during the quarter covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

14.
In light of the fact that certain weaknesses existed in the control environment resulting from the lack of an electronic point of sale merchandise tracking system, disclose in reasonable detail the basis for your officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

As discussed above, the Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness in the control environment related to general merchandise inventory at the Company’s twelve retail locations and that the related disclosure controls and procedures are ineffective for each of the relevant periods. The Company has made corresponding changes to the disclosure in the Amended 10-K, Amended April 10-Q, and the Amended July 10-Q.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 47

15.	It is unclear whether the security ownership disclosure includes shares that may be received in 60 days as required by Exchange Act Rule 13d-3. Please advise or revise.

We have revised the Amended 10-K in accordance with your comment.

Form 10-Q for the Fiscal Quarter Ended April 30, 2006

16.	Please revise this document to comply with the above comments, as applicable.

We have revised the Amended April 10-Q in accordance with your comments.

United States Securities and Exchange Commission
October 31, 2006

On behalf of the Company, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any inquiries or comments to the undersigned at (602) 528-4135. My fax number is (602) 253-8129.

Sincerely,

/s/ Christopher J. Miner

Christopher J. Miner*

CJM/sgh

*Admitted in New York only.